SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                         CONCENTRIC NETWORK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   20589R 10 7
             --------------------------------------------------------
                                 (CUSIP Number)




         Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 pages

---------------------
CUSIP NO. 20589R 10 7
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               SOFTBANK Ventures, Inc.*(IRS#: N/A)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [  ]

                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Japan
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER
  NUMBER OF           1,026,179 Shares Common
    SHARES        --------------------------------------------------------------
BENEFICIALLY      6.  SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING        7.   SOLE DISPOSITIVE POWER
   PERSON              1,026,179 Shares Common
    WITH          --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,179 Shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  7.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------



--------

* SOFTBANK Ventures, Inc., which directly owns the shares of the Issuer, is a wholly-owned subsidiary of SOFTBANK Corporation. Mr. Son is the President and Chief Executive Officer of, and owns directly and indirectly approximately 50% interest in, SOFTBANK Corporation.



                                Page 2 of 7 pages

---------------------
CUSIP NO. 20589R 10 7
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               SOFTBANK Corporation (IRS#: N/A)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [  ]

                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Japan
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER
  NUMBER OF           1,026,179 Shares Common
    SHARES        --------------------------------------------------------------
BENEFICIALLY      6.  SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING        7.   SOLE DISPOSITIVE POWER
   PERSON              1,026,179 Shares Common
    WITH          --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,179 Shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  7.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------



                                Page 3 of 7 pages

---------------------
CUSIP NO. 20589R 10 7
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Masayoshi Son (IRS#: N/A)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [  ]

                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Japan
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER
  NUMBER OF           1,026,179 Shares Common
    SHARES        --------------------------------------------------------------
BENEFICIALLY      6.  SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING        7.   SOLE DISPOSITIVE POWER
   PERSON              1,026,179 Shares Common
    WITH          --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,026,179 Shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  7.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------



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



-------------------------
CUSIP NO.  20589R 10 7
-------------------------


ITEM 1.

         (a)  Name of Issuer:  Concentric Network Corporation

         (b)  Address of Issuer's Principal Executive Offices:
              10590 N. Tantau Avenue
              Cupertino, CA 95014

ITEM 2.

         (a)  Name of Person Filing:  SOFTBANK Ventures, Inc.
                                      SOFTBANK Corporation
                                      Masayoshi Son

         (b) Address of Principal Business Office or, if none, Residence

              24-1, Nihonbashi - Hakozakicho
              Chuo-ku, Tokyo 103, Japan

         (c)  Citizenship:  Japan

         (d)  Title of Class of Securities:  Common Stock

         (e)  CUSIP Number:  20589R 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS A:

         (a)  [_]  Broker or Dealer registered under Section 15 of the Act

         (b)  [_]  Bank as defined in section 3(a)(6) of the Act

         (c)  [_]  Insurance Company as defined in section 3(a)(19) of the Act

         (d) [_] Investment Company registered under section 8 of the Investment Company Act

         (e) [_] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see ss. 240.13d-1(b)(1)(ii)(F)

         (g)  [_]  Parent Holding Company, in accordance with ss. 240.13d-1(b)
                   (ii)(G) (Note: See Item 7)



                                Page 5 of 7 pages

         (h)  [_]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

         (a)  Amount Beneficially Owned:  1,026,179

         (b)  Percent of Class:  7.2%

         (c)  Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:
                      1,026,179

               (ii)   shared power to vote or to direct the vote

              (iii)   sole power to dispose or direct the
                      disposition of 1,026,179

               (iv)   shared power to dispose or direct the
                      disposition of

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A




                                Page 6 of 7 pages

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 1998

                                   SOFTBANK Ventures, Inc.


                                   By:   /s/ Yoshitaka Kitao
                                      ------------------------------------------
                                       Yoshitaka Kitao, President & CEO



1                                  SOFTBANK CORPORATION


                                   By:   /s/ Stephen A. Grant
                                      ------------------------------------------
                                       Stephen A. Grant, Attorney-in-Fact


                                   MASAYOSHI SON


                                   By:   /s/ Stephen A. Grant
                                      ------------------------------------------
                                       Stephen A. Grant, Attorney-in-Fact





                                Page 7 of 7 pages